November 29, 2007

Mr. John D. Johns
Chairman, President and Chief Executive Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

      Re: Protective Life Corporation
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed on March 1, 2007
              File No. 001-11339

Dear Mr. Johns:

We have reviewed your September 21, 2007 response to our August 21, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

1.   We acknowledge your response to prior comment one, particularly your statement that "significant judgments or assumptions are not involved" for reinsurance. Please provide an expanded explanation of your application of SFAS 113, particularly for your long-duration reinsurance contracts. Include a discussion of how you evaluated the adequacy of insurance risk transfer under paragraph 8 and the reasonable possibility of a significant loss under paragraphs 9 through 13 and how you determined the cost of reinsurance and associated amortization under paragraph 26.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8. Reinsurance

2.   Your proposed disclosure in response to prior comment three appears to address the impact of reinsurance only for your Life Marketing business segment and not other segments. Also, you do not adequately explain the underlying factors causing period-to-period fluctuations in the cost of reinsurance. Please provide the requested disclosure for all business segments that use reinsurance and explain the underlying factors causing significant fluctuations in the cost of reinsurance for each segment and period presented.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant